Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following is an email sent from Glenn Kelman, the Chief Executive Officer of Redfin Corporation (“Redfin”), to employees of Redfin on March 21, 2025.
Hi there,
This email covers what we’ve learned since last week about how Rocket and Redfin will work together. As we’ve rolled up our sleeves on the transition, we’ve begun to see what Rocket’s really like, which is hard-working, joyful and proud.
Varun’s Message in the Top-Producer Call: We Love Our Agents
Rocket CEO Varun Krishna and other Rocket execs dropped in on a call with our top-producing agents last Friday. With board members, with Jason, with me, that group has always let it rip, but Varun set the tone by saying how much Rocket loved our agents, and the top-producers told him that the deal has put our competitors on notice that we’ll soon be in a better position than ever to win.
On Most Fronts: Full Speed Ahead
According to our agents and recruiters, the industry folks applying for jobs or just working with us on deals have expressed a new interest in Redfin since our acquisition announcement. We’re still hiring good agents as fast as we can, and preparing for a new wave of employee promotions, which we’ve historically approved every six months.
Varun Has the Common Touch
Varun’s visit to our Seattle office was also a hit. You saw the meeting, and commented (lavishly) on his sweater, but he also walked around and tried to shake everyone’s hand. We got Varun’s all-employee email on Friday, but only a few of you wrote him back, so most of you don’t know that he also replied to each person who did. I’ve been in a few meetings with him to plan the transition, and he has been calm, measured and supportive of his team.
“Tell Us What’s Special About Redfin.”
A few execs visited Detroit Sunday - Tuesday, and the Rocket enthusiasm was through the roof. Varun invited us to a meeting with Rocket’s ~50-most senior leaders and made only one statement, which kicked off the meeting: “tell us what’s special about Redfin.” I wondered if the Rocket organization would be anxious about its own roles that may change after the deal closes, but the deal seems to have handed a Red Bull to a business that was already pulsing with energy. Rocket knows how important it is to focus on both refinancing mortgages and serving homebuyers, and Redfin is the main element of its strategy to do that. Rocket is counting on our expertise in building massive consumer audiences, and in explaining how real estate agents think.

Generating Rocket Mortgages Will Drive Our Profitability and Growth
On our visit, we learned how efficient Rocket is at originating loans, which means that when we offer Rocket mortgages to Redfin homebuyers, we can make more money than today. And we saw how responsive Rocket’s loan officers are to online inquiries; after the deal closes, this will let us connect Redfin.com’s audience directly to Rocket, creating a second major mortgage-revenue channel on top of our brokerage referrals. Once the deal closes, these new sources of profits can let us invest more in home-buying demand; for now it’s important to keep connecting customers to Bay Equity.
We'll Get Homebuyer Demand From Rocket
Another source of home-buying demand will be Rocket itself, which fields about a third of the homebuyer inquiries that Redfin gets. After the deal closes, we plan to keep routing some of these contacts to partner agents, but many of the inquiries will go to Redfin agents, which should help us increase our market-share.
A Red Bull For An Energizer Bunny
Of all the potential benefits of working together post-close, maybe the most profound are also the most subtle. When Christian and I walked sales and operations floors, stopping at different desks to see how people worked, everyone was so proud of what they’d built. They were at pains to explain that their life’s work wasn’t just a piece of software or a new tactic for coaching sales people, but a whole system to originate a loan better than anyone else ever has. We knew exactly what they meant.
Rocket Really Understands the Combination of Technology and Service
Their pride is something I’d always felt about the collaboration between our own engineers, program managers, product leaders and our brokerage. But I never expected anyone else to understand it. The Rocket exec who took us around had a notebook with her mantra scrawled in crazy, magic-marker colors on the cover, which began “you were created to do good work...”
In Some Ways, Redfin Will Get Smaller, But Maybe in the Most Important Ways It Will Get Bigger
Those words swirled in my mind amongst stronger emotions about this whole new world that Redfin has found itself in. I’d thought the proposed deal, for all its benefits, might make Redfin feel smaller. But instead we felt bigger, meeting so many good people who understood our own journey to make a complicated home-buying process easier and better.
A New Source of Ideas and Inspiration
After the deal closes, and our engineers and product leaders can see what Christian and I saw, we think you’ll be excited by all the ways we can use AI as a combined company, drawing on the customer communications in agent tools and beyond. We think our brokerage leaders will love Rocket’s sales philosophy, in which a commitment to high performance goes hand in hand with a team’s passion for its mission and belief in one another. I hope more of you get to hear one day from Rocket’s founder, who talked to me on Tuesday about the importance of investing in our communities.

A Beautiful Partnership
And I hope you get a chance to make new friends. A Rocket employee insisted on driving me to the airport, and seemed disturbed that I was cutting it so close, and traveling on my own. I told him, “Dude, I rode my bike to Sea-Tac.” When I landed, the first message I got from a Rocket exec, still up in the wee hours of the East Coast time zone, said: “I think this is the beginning of a beautiful partnership.”
Still a Lot to Figure Out
I know there’s still a lot to figure out, but our commitment is to do right by each of you and of course our other stakeholders. We’re more convinced than ever that this combination will be good for the people who matter most: our customers, who have to work harder than ever to “own the dream,” when the whole economy now seems stacked against them. After the deal closes, it may feel that we have less control over our destiny than before, but in my view we’ll have more: we can compete with more resources, and play to win. We just have to keep our focus on building our audience, selling houses, and always putting our customers first. The answers to some of your questions are below. More soon.
Have a good weekend, and call me if you need me! Glenn
Questions And Answers!
Submit questions via this form; more answers soon on Fin.
What will happen to our brokerage employees?
Redfin is part of Rocket’s plans to serve more customers buying homes. We expect our brokerage to grow over time. We’re still hiring agents. We have no plans to shift Redfin lead agents to a contractor model at this time.
Is there anything you can say (besides a platitude) to people who are fearing for their jobs at this point?
No, unfortunately. Rocket wants Redfin to grow, but whenever two companies combine, some roles are redundant. Until announcing the sale of Redfin to Rocket on March 10, we weren’t able to start planning how the two companies could combine. It will take months to close the transaction and to sort out the systems, policies and processes Rocket and Redfin will use; until then, it would just be irresponsible to speculate on the work that needs to be done and who will do it.
I feel there has been very little transparency in the months, maybe even years, leading up to this acquisition. Glenn always said we were not interested in getting acquired. We are. Why have our executives been lying to us?
Every day, we’ve run Redfin to be an independent company, which is why Redfin remained independent for 19 years. But there’s a difference between having no interest in being acquired, and being absolutely unwilling to consider a company sale, regardless of price, and regardless of whether Redfin could work well with another company. I’ve never said that Redfin was unwilling to consider any sale, at any price, to any company, and I never would. Taking that position would’ve been a betrayal of my duty to all of you and to our other shareholders. Our focus can’t be on who’s in charge, but on what’s best for all of us: our shareholders, our customers and our employees. Redfin’s board and our execs believe that the sale to Rocket is good for all of those parties.

Why is there a discrepancy between Glenn's statement of the deal being $2.4 billion while the financial press is reporting the deal being worth $1.75 billion?
$1.75 billion represents the equity value of the all-stock deal and is the cost of buying every share of Redfin stock. $2.4 billion represents the enterprise value, which includes not only our stock but also roughly $650 million in net debt.
Will everyone have to move to Detroit? Will we have to come to the office every day?
Rocket is eager to establish a West-Coast-based hub. Rocket already operates on a hybrid work schedule, similar to ours. We also don’t expect that employees’ location will affect their job status. We’ve confirmed that Rocket has an H1-B program and employs people in Canada.
How much independence will Redfin have?
We already said in the announcement that I will keep serving as the CEO, and that Redfin will keep running as a business, but we aren’t interested in complete independence. For example, once the deal closes, we want to work together to serve our customers better. We want to learn from one another, on subjects as wide-ranging as how each company is using artificial intelligence or how we manage our sales forces. And we want to run more efficiently, using our combined buying power to get better prices from vendors. There will be areas where Redfin has a reason to be independent, and other areas where it will be better to work together. As Rocket likes to say, “we” are the “they,” which just means that, once the deal closes, we’re all in this together, trusting one another to run wild and free in many cases, and depending on one another for help in many others.
Forward-Looking Statements
This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.
These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.
Important Information for Investors and Stockholders
In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.
Participants in Solicitation
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.